# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Invivyd, Inc., CIK 0001832038
CUSIP: 00534A102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 209 Church Street, New Haven, Connecticut (CT), 06510
Date of event which requires filing of this statement: 11/17/2025
Filed by CIK 0001545672
Persons authorized to receive notices and communications: Philip Chase, Adimab, LLC, 7 Lucent Drive, Lebanon, New Hampshire (NH), 03766, (603) 643-7110

## Reporting persons
- Adimab, LLC (CIK 0001545672): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 20,454,490; sole dispositive power 20,454,490; aggregate amount beneficially owned 20,454,490 (8.8% of the class)
  Comment: Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Invivyd, Inc.
Address of issuer's principal executive offices: 209 Church Street, New Haven, Connecticut (CT), 06510
Comment: This Amendment No. 4 ("Amendment No. 4") amends and supplements the Schedule 13D originally filed by Adimab, LLC (the "Reporting Person") with the Securities and Exchange Commission (the "Commission") on March 30, 2022, as amended and supplemented by Amendment No. 1 thereto, filed with the Commission on April 26, 2022, Amendment No. 2 thereto, filed with the Commission on June 24, 2022 and Amendment No. 3 thereto, filed with the Commission on January 22, 2024 (the "Original 13D," and together with this amendment, the "Schedule 13D"). Only those items that are hereby reported are amended; all other items reported in the Original 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 4 have the meanings ascribed to them in the Original 13D. This Amendment is being filed to report that the beneficial ownership of Common Stock by the Reporting Person has decreased by more than 1% as a result of the sales reported in Item 5.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated as follows:
(a) The Schedule 13D is being filed by Adimab, LLC (the "Reporting Person"), a Delaware limited liability company. Information with respect to the directors and executive officers of the Reporting Person (collectively, the "Related Persons") is included in Appendix A to this Schedule 13D.
Residence or business address: (b) The business address of the Reporting Person is 7 Lucent Drive, Lebanon, NH 03766.
Present principal occupation or employment: (c) The Reporting Person's principal business is to provide therapeutic antibody discovery and enginerring technologies.
Criminal convictions in the last five years: (d) None
Civil proceedings (securities laws) in the last five years: (e) None
Citizenship: (f) The Reporting person is a Delaware limited liability company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) Amount beneficially owned: 21,687,906; Percent of Class: 8.8%.
The above percentage is based on 233,122,834 shares of Common Stock outstanding as of October 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) The Reporting Person has sole voting and sole dispositive power with respect to all of the shares of Common Stock that it beneficially owns.
Transactions in the class effected during the past sixty days: On November 17, 2025, the Reporting Person sold 1,233,416 shares of Common Stock at a weighted average price of $3.0026 per share in a series of open market transactions. These shares were sold in multiple transactions at prices ranging from $3.00 to $3.045 per share. The Reporting Person undertakes to provide to the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within this range.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Signatures
- Adimab, LLC: /s/ Philip Chase, Philip Chase, Chief Executive Officer (11/19/2025)